AB 4/28

15026733

UNI
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 6TH AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARKADIY GOLYANOV (646) 745-2135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/28

OATH OR AFFIRMATION

I, ARKADIY GOLYANOV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS CAPITAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

KARINA VILLALTA
Notary Public
State of New Jersey
My Commission Expires Feb 3, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

(with supplementary information)

[redacted]

[redacted]

HOLD BROTHERS CAPITAL, LLC

Contents

[redacted]

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Hold Brothers Capital, LLC:

We have audited the accompanying financial statements of Hold Brothers Capital, LLC (a New Jersey limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hold Brothers Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hold Brothers Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1, computation of determination of reserve requirements under Rule 15c3-3, and information for possession or control requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Hold Brothers Capital, LLC's financial statements. The supplemental information is the responsibility of Hold Brothers Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 26, 2015

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 1,039,244
Deposits with clearing organizations	4,731,000
Receivable from broker-dealers and clearing organizations	193,441
Receivable from related parties	176,282
Other assets	42,454
TOTAL ASSETS	$ 6,182,421
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Payable to related parties	$ 268,381
Accounts payable	862,687
Accrued expenses and other liabilities	390,635
TOTAL LIABILITIES	1,521,703
MEMBERS' EQUITY	
Class A voting, members' units	599,348
Class B nonvoting, members' units	4,061,370
TOTAL MEMBERS' EQUITY	4,660,718
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,182,421

[redacted]

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUES	
Firm trading	$ 16,738,405
Other revenue	446,191
	17,184,596
EXPENSES	
Clearing expense	1,988,662
Compensation and employee benefits	696,844
Software fees	960,575
Communications	1,474
Information services	678,943
Interest expense	66
Regulatory fees and dues	102,570
Rent and occupancy	33,075
Professional fees	401,087
Other expenses	51,366
	4,914,662
NET INCOME	$ 12,269,934

See notes to financials

[redacted]

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Class A Members	Class B Members	Total
Balance, January 1, 2014	$ 173,726	$ 3,175,277	$ 3,349,003
Contributions	1,000,000	1,376,301	2,376,301
Withdrawals	(200,000)	(13,134,520)	(13,334,520)
Net income (loss)	(374,378)	12,644,312	12,269,934
Balance, December 31, 2014	$ 599,348	$ 4,061,370	$ 4,660,718

See notes to financials

[redacted]

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,269,934
Adjustments to reconcile net income to net cash	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Deposits with clearing organizations	(11,000)
Receivable from brokers and dealers	66,061
Receivable from related parties	(162,289)
Other assets	(23,035)
Increase (decrease) in:	
Payable to related parties	(1,074,007)
Accounts payable and accrued expenses	361,662
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,427,326
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	2,376,301
Capital withdrawals	(13,334,520)
NET CASH USED IN FINANCING ACTIVITIES	(10,958,219)
INCREASE IN CASH AND CASH EQUIVALENTS	469,107
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	570,137
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,039,244

Interest paid during the year	$ 66
Income taxes paid during the year	$ 0

See notes to financials

[redacted]

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Capital, LLC (the "Company") was organized in 2009 in the State of New Jersey as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange (the "CBOE").

The Company engages in the trading of equity securities. The Company provides these services through its home office in Jersey City, New Jersey.

Starting May 2012 the company became self-clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC")

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

Income taxes:

The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The Company's taxable income or loss is reportable by its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2011, through current are subject to IRS and other jurisdictions tax examinations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 26, 2015, the date on which the financial statements were available to be issued.

NOTE C – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable
Receivable from clearing organizations	$ 55,231
Receivable from broker-dealers	$ 138,210

NOTE D – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

[redacted]

NOTE D – FAIR VALUE (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis As of December 31, 2014					
	Level 1	***Level 2***	***Level 3***	***Netting and Collateral***	***Total***
ASSETS					
Other assets	$ -	$ 1,023	$ -	$ -	$ 1,023

NOTE E – RELATED PARTY TRANSACTIONS

All related parties are controlled by the class A member of Hold Brothers Capital LLC.

Related party transactions in 2014 were as follows:

The Company owed Tafferer Trading, LLC $401,024 for certain costs it incurred on behalf of the Company. These costs included rent, information services, communications, consulting, insurance, and other miscellaneous fees. Also, it owed $178,195 in legal cost according to a consulting agreement with Tafferer. These reimbursed costs are included as expenses on the Company's income statement. Included in payable to related parties is $185,612 related to these transactions. For the year ended December 31, 2014, $423,333 in other income was recognized by the Company in connection with the consulting agreement. Included in accrued expenses and other liabilities is deferred income of $216,667 related to this agreement.

The Company owed $72,421 for communication, information services, and consulting fees to Skeffington Asset Management, Inc. Included in payable to related parties is $65,924 related to these transactions.

The Company owed $954,575 to Holdsoftware.com, Inc., for providing certain software utilized by the Company. Included in receivable from related parties is $71,329 related to these transactions. Holdsoftware.com also contributed $400,000 during 2014 for a Class B membership.

The Company owed Hold Brothers, Inc., $195,183 for employee benefits it provides to the Company's employees and certain Class B members. Included in payable to related parties is $16,845 related to these transactions.

The Company will be paid $12,000, included in other income and receivable from related parties, by Facilitatory, LLC, a related party, for certain services provided to Facilitatory.

The Company owed Trenchant Funds, USA, a related party, $211,091 for services it provides to the Company. Included in receivable from related parties is $92,952 related to these transactions.

Also included in payable to related parties at December 31, 2014 is $95,547 payable to certain Class B members.

NOTE F – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE G – MARKET AND CREDIT RISK

The Company enters into various transactions to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

At December 31, 2014, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $4,441,982, which was $4,340,535 in excess of its required net capital of $101,447. The Company ratio of aggregate indebtedness to net capital was 0.34 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE I – COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is subject to proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE J – FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, deposits, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments.

[redacted]

NOTE K – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

[redacted]

Supplementary Information

[redacted]

HOLD BROTHERS CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total members' equity	$ 4,660,718
Less: Nonallowable assets	
Receivable from related parties	(176,282)
Other assets	(42,454)
	(218,736)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	4,441,982
Haircuts on securities	-
NET CAPITAL	$ 4,441,982
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital	$ 4,441,982
Minimum net capital required (greater of 6.67% of aggregate indebtedness or $100,000)	101,447
Excess net capital	$ 4,340,535
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 4,289,812
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Payable to related parties	$ 268,381
Accounts payable and accrued expenses	1,253,322
TOTAL AGGREGATE INDEBTEDNESS	$ 1,521,703
Ratio: Aggregate indebtedness to net capital	0.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17a-5 as of December 31, 2014)

Net Capital as reported on Part II of Form X-17a-5	$ 4,364,345
Increase in nonallowable assets	(12,000)
Decrease in other deductions	50,000
Audit adjustments – net	39,637
Net Capital per audited financial statements	$ 4,441,982

[redacted]

HOLD BROTHERS CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company does not have customers and therefore has no reserve requirement under Rule 15c3-3.

[redacted]

HOLD BROTHERS CAPITAL, LLC
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company does not have customers and therefore has no possession or control requirement under Rule 15c3-3.

[redacted]

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Hold Brothers Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(1) and (4), in which (1) Hold Brothers Capital, LLC identified that the Company had no obligations under 17 C.F.R. §15c3-3 and (2) Hold Brothers Capital, LLC stated that Hold Brothers Capital, LLC had no obligations throughout June 1, 2014, the effective date of 17 C.F.R. §240.17a-5(d)(1) and (4), to December 31, 2014, the end of its most recent fiscal year, without exception. Hold Brothers Capital, LLC's management is responsible for compliance with its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hold Brothers Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 26, 2015

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

HOLD BROTHERS CAPITAL, LLC
Exemption Report under Rule 17a-5(d)
FOR THE SEVEN MONTH PERIOD ENDED DECEMBER 31, 2014

Hold Brothers Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 from June 1, 2014, the effective date of 17 C.F.R. §240.17a-5(d)(1) and (4), to December 31, 2014, the end of its most recent fiscal year, without exception.

Hold Brothers Capital, LLC

I, Arkadiy Golyanov, affirm, that, to the best of my knowledge and belief, this Exemption Report is true and correct.

CFO

February 26, 2015

[redacted]